EXHIBIT 99.1

3168 262nd Street
Aldergrove, BC, V4W 2Z6
Telephone: 604.607.4000

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Vicinity Motor Corp. (formerly Grande West Transportation Group Inc.) (the “Corporation”) will be held in the Boardroom of 3168 – 262nd Street, Aldergrove, BC on Thursday, December 22, 2022 at the hour of 10:00 a.m. (Pacific Time) for the following purposes:

1.	To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2021, and the auditor’s report thereon;

2.	To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Corporation’s auditor for the ensuing year, at a remuneration to be fixed by the Directors;

3.	To set the number of Directors for the ensuing year at six (6);

4.	To elect Directors to hold office for the ensuing year;

5.	To consider and, if thought fit, to approve by ordinary resolution an Omnibus Equity Incentive Plan as set out under the heading the “Approval of Omnibus Equity Incentive Plan” in the accompanying Information Circular;

6.	To consider and, if thought fit, to approve and ratify the grant of an aggregate of 72,265 deferred share units on September 30, 2022 as set out under the heading “Approval of DSU Grants” in the accompanying Information Circular; and

7.	To transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

NOTICE-AND-ACCESS

The Corporation has elected to use the notice-and-access provisions (“Notice-and-Access”) under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations to distribute the proxy-related materials pertaining to the Meeting, including Notice of Meeting and accompanying Information Circular to Shareholders. Notice-and-Access allows the Corporation to post electronic versions of the Meeting materials on SEDAR and on the Corporation’s website, rather than mailing paper copies to Shareholders. This alternative means of distribution of the Corporation’s proxy-related materials in respect of the Meeting is more environmentally friendly by reducing paper use, and also reduces printing and mailing costs of the Corporation. Note that Shareholders still have the right to request paper copies of the Meeting materials posted online by the Corporation under Notice-and-Access if they so choose. The Corporation will not use procedures known as “stratification” in relation to its use of the Notice-and-Access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using Notice-and-Access provides a paper copy of the relevant circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

Accessing Meeting Materials Online

The Meeting materials are available under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at https://ir.vicinitymotorcorp.com/annual-general-meeting-materials/.

Requesting Printed Meeting Materials

Registered holders may request paper copies of the Information Circular and/or annual audited financial statements for the year ended December 31, 2021, and related management discussion and analysis to be sent to them by postal delivery at no cost to them. In order to receive a paper copy of the Information Circular and/or annual audited financial statements for the year ended December 31, 2021, and related management discussion and analysis, please call the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) toll free at 1-866- 962-0498 (within North America) or direct (1-514-982-8716) from outside North America and entering your control number as indicated on your Proxy or Voting Instruction Form.

Beneficial holders who wish to receive a paper copy of the Information Circular and/or annual audited financial statements for the year ended December 31, 2021, and related management discussion and analysis should contact Broadridge Investor Communications Solutions, Canada at 1-877-907-7643 or outside North America at 303-562- 9305.

Shareholders who wish to receive a paper copy of the Information Circular and/or annual audited financial statements for the year ended December 31, 2021, and related management discussion and analysis in advance of the Meeting should make such request to the Corporation by no later than December 11, 2022, in order to allow reasonable time to receive and review the Information Circular prior to the proxy deadline of 10:00 a.m. (Vancouver time) on December 20, 2022. The Information Circular will be sent to Shareholders within three (3) business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Information Circular will be sent to such shareholders within 10 days of their request.

To obtain additional information about the Notice-and-Access process, a shareholder may contact the Corporation’s transfer agent, Computershare, toll free at 1-866-964-0492.

Shareholders may also request a copy of the Information Circular and/or annual audited financial statements for the year ended December 31, 2021, and related management discussion and analysis up to the date of the Meeting by emailing the Corporation’s Corporate Secretary at mcgrath@iocorporate.com

Proxies

Shareholders are requested to complete, date and sign the form of proxy contained in the Notice Package (in the return envelope provided for that purpose), or, alternatively, to vote over the internet, in each case in accordance with the instructions set out in the Notice Package. The completed proxy form must be deposited at the office of Computershare Investor Services Inc. (“Computershare”), 100 University Avenue 8th Floor, Toronto, Ontario, M5J 2Y1, Attn: Proxy Department, by mail, by fax at 1.416.263.9524 or toll free at 1.866.249.7775, or online at www.investorvote.com, or the proxy vote must otherwise be registered in accordance with the instructions set forth in the Notice Package. Non-registered Shareholders who receive the proxy-related materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form delivered in the Notice Package in accordance with the instructions provided by their broker or intermediary.

To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on December 20, 2022, or in the case of any postponement or adjournment of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chairperson of the Meeting in his or her discretion. The Chairperson is under no obligation to accept or reject any particular late proxy.

As set out in the notes to the Proxy, the enclosed proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

The record date for determining the Shareholders entitled to receive notice of and vote at the Meeting is the close of business on November 8, 2022 (the “Record Date”). Only Shareholders whose names have been entered in the register of Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

DATED at Vancouver, British Columbia, this 8th day of November, 2022.

By order of the Board of Directors.

VICINITY MOTOR CORP.

/s/ “William Trainer”

William Trainer
CEO, President and Director

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